UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: November 5, 2015

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated November 5, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: November 5, 2015	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS

THIRD QUARTER 2015 RESULTS

Highlights

•

Reported third quarter 2015 adjusted net income attributable to shareholders(1) of $40.3 million, or $0.30 per share, compared to $2.6 million, or $0.03 per share, in the same period of the prior year.

•	Generated third quarter 2015 free cash flow(2) of $59.4 million, or $0.44 per share, compared to $16.2 million, or $0.19 per share, in the same period of the prior year.

•	From mid-August through mid-October 2015, took delivery of 12 modern, on-the-water Suezmax tankers acquired from Principal Maritime Tankers for $662 million.

•	In July 2015, acquired a leading global ship-to-ship transfer business, SPT Inc., for a purchase price of $45.5 million.

Hamilton, Bermuda, November 5, 2015 – Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported adjusted net income attributable to its shareholders(1) of $40.3 million, or $0.30 per share, for the quarter ended September 30, 2015, compared to $2.6 million, or $0.03 per share, for the same period in the prior year. The increase is primarily due to stronger spot tanker rates in the third quarter of 2015 compared to the same period in the prior year and an increase in fleet size due to the acquisition of 10 modern Suezmax tankers during the third quarter of 2015, four Long Range 2 (LR2) product tankers and one Aframax tanker in the first quarter of 2015 and the addition of eight in-chartered vessels that delivered to the Company over the past 12 months. Adjusted net income attributable to shareholders excludes a number of specific items that had the net effect of increasing net income attributable to shareholders by $0.9 million, or $0.00 per share, and by $3.3 million, or $0.04 per share, for the three months ended September 30, 2015 and 2014, respectively, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, net income attributable to its shareholders of $41.2 million, or $0.30 per share, and $5.9 million, or $0.07 per share, for the three months ended September 30, 2015 and 2014, respectively. Net revenues(3) were $122.8 million and $50.6 million for the three months ended September 30, 2015 and 2014, respectively.

During the third quarter of 2015, the Company generated $59.4 million, or $0.44 per share, of free cash flow(2), compared to $16.2 million, or $0.19 per share, in the third quarter of 2014, with the increase due to higher average spot rates earned and an increase in the size of the Company’s fleet. On October 5, 2015, Teekay Tankers declared a dividend of $0.03 per share for the third quarter of 2015, which was paid on October 30, 2015 to all shareholders of record on October 16, 2015. Since the Company’s inception, it has declared dividends in 32 consecutive quarters.

(1)

Adjusted net income attributable to shareholders of Teekay Tankers is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(2)

Free cash flow (FCF) represents net income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items, FCF from equity accounted investments and any write-offs or other non-recurring items, less unrealized gains from derivatives and other non-cash items. Please refer to Appendix B to this release for a reconciliation of free cash flow (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

(3)

Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP.

Teekay Tankers Ltd.      Investor Relations Tel: +1 604 844-6654      www.teekaytankers.com

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

CEO Commentary

“Teekay Tankers generated strong free cash flow of $59.4 million, or $0.44 per share, despite the seasonally weaker third quarter”, commented Kevin Mackay, Teekay Tankers’ Chief Executive Officer. “However, our third quarter results were negatively impacted by a significantly heavier than normal drydocking schedule, which included the repositioning and scheduled drydocking of five of the Principal Maritime Suezmax tankers that delivered during the quarter, as well as the timing difference related to the issuance of new common shares early in the third quarter in connection with our recent acquisitions.”

“Since reporting our second quarter results in early-August, the integration of our recent acquisitions, which is now largely complete, has been one of our primary focuses and we expect to begin to see significant commercial and financial benefits starting in the fourth quarter,” Mr. Mackay continued. “Teekay is now one of the largest owners of modern Suezmax tankers at the right point in the tanker market cycle when positive fundamentals continue to support strong spot tanker rates. The significant increase in our scale will allow us to further optimize our fleet while enhancing our service offerings to both existing and new customers across more regions. Importantly, the Company has continued to delever its balance sheet with a net debt to book capitalization of 53 percent at the end of the third quarter of 2015, compared to 65 percent one year ago.”

“During the fourth quarter to-date, crude spot tanker rates have strengthened and remained firm,” Mr. Mackay continued. “We expect crude spot tanker rates to increase further for the remainder of 2015 and into the first quarter of 2016, mainly due to higher expected oil demand related to colder weather in the Northern Hemisphere, the continued building of strategic and commercial petroleum reserves in China and India, and the potential for weather and transit delays that could further support rates. With an expanded fleet, we expect our free cash flow generation will mirror the expected strong rate environment in the fourth quarter of 2015 and into 2016.”

Summary of Recent Developments

Suezmax Fleet Deliveries

In early-August 2015, Teekay Tankers agreed to acquire 12 modern Suezmax tankers from Principal Maritime Tankers (Principal Maritime) for an aggregate purchase price of approximately $662 million. The 12 vessels have an average age of 5.5 years, which reduces the average age of Teekay Tankers’ fleet by 1.2 years. The Company took delivery of all 12 vessels between mid-August and mid-October 2015 with nine vessels trading in the spot tanker market and the remaining three vessels trading under short-term fixed rate contracts, which expire between December 2015 and February 2016. Eight of the 12 vessels are expected to complete drydockings by early December 2015, which include fuel-efficiency modifications.

Acquisition of Ship-to-Ship Transfer Business

In late-July 2015, Teekay Tankers acquired SPT Inc. (SPT), a joint venture company between Teekay Corporation (Teekay) and I.M. Skaugen SE, for a purchase price of $45.5 million. SPT provides a full suite of ship-to-ship (STS) transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, SPT also provides consultancy, terminal management and project development services. This acquisition establishes Teekay Tankers as a global player in the STS transfer business, which is expected to increase the Company’s fee-based revenue and its overall fleet utilization. SPT owns and operates a fleet of six STS support vessels and has one chartered-in Aframax tanker, the SPT Explorer.

- more -

Tanker Market

While crude tanker spot rates softened in August and September as refineries undertook scheduled seasonal maintenance, they have remained strong relative to historical third quarter average rates. Rates for the third quarter of 2015 were the highest third quarter rates since 2008. The strength in the crude tanker market is due to various factors, including:

•	Positive tanker supply fundamentals, as fleet growth remains below historical averages;

•	Ongoing commercial and strategic stockpiling in both OECD and non-OECD countries due to low oil prices;

•	High refinery throughput, as refiners take advantage of positive margins due to low global oil prices;

•	Increased earnings, as bunker fuel prices remain low due to low global oil prices; and

•	High crude oil supply from OPEC.

Crude tanker rates at the beginning of the fourth quarter have strengthened since the end of the third quarter of 2015. The Company expects that crude tanker rates will remain firm through the remainder of the fourth quarter and into the first quarter of 2016, largely due to the factors highlighted above and the potential for weather and port delays.

Long Range 2 (LR2) tanker rates in 2015 are averaging the highest levels since 2008, supported by record high refinery throughput as well as the full ramping up of new Middle Eastern and Asian refineries, which increased demand for LR2 tankers. However, rates softened towards the end of the third quarter as refinery maintenance coincided with large increases to onshore distillates storage volumes. In the fourth quarter, there is the potential for increased LR2 demand driven by intermittent and localized short-term floating storage requirements as onshore distillate tanks space is increasingly limited.

The global tanker fleet grew by 13.8 million deadweight tonnes (mdwt), or 2.7 percent, in the first nine months of 2015. The global Suezmax fleet grew by nine vessels, or 1.8 percent, while the uncoated Aframax fleet grew by only one vessel, or 0.2 percent. During the same period, the LR2 fleet grew by 25 vessels, or 9.7 percent.

In October 2015, the International Monetary Fund (IMF) reduced its outlook for 2015 global economic growth to 3.1 percent, down 0.2 percent from its July 2015 forecast. This represents a 0.3 percent decrease from global economic growth of 3.4 percent in 2014, according to the IMF. Based on an average of forecasts from the International Energy Agency, the U.S. Energy Information Administration and OPEC, global oil demand is forecast to grow by 1.5 million barrels per day (mb/d) in 2015, and by a further 1.3 mb/d in 2016.

The outlook for crude spot tanker rates is expected to remain firm during the fourth quarter of 2015 and into 2016 based on a combination of low fleet growth and an increase in long-haul tanker demand as more crude oil moves from the Atlantic Basin to the Pacific Basin. In addition, low oil prices are expected to continue to provide support for tanker demand during the fourth quarter of 2015 and into 2016.

- more -

Operating Results

The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in pools measured in net voyage revenue per revenue day, or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and off-hire bunker expenses:

	Three Months Ended
	September 30, 2015	June 30, 2015	September 30, 2014
Time Charter-Out Fleet
Suezmax revenue days	133	—	184
Suezmax TCE per revenue day	$33,646	—	$20,373
Aframax revenue days	642	544	697
Aframax TCE per revenue day	$19,528	$18,758	$17,848
LR2 revenue days	83	—	—
LR2 TCE per revenue day	$25,515	—	—
MR revenue days	—	—	92
MR TCE per revenue day (i)	—	—	$36,666

Spot Fleet
Suezmax revenue days	818	895	730
Suezmax spot TCE per revenue day (ii)	$34,782	$38,767	$21,134
Aframax revenue days	1,177	1,150	371
Aframax spot TCE per revenue day (iii)	$32,269	$33,843	$22,105
LR2 revenue days	773	860	511
LR2 spot TCE per revenue day	$33,555	$28,996	$17,232
MR revenue days	276	251	151
MR spot TCE per revenue day	$23,782	$22,040	$13,365

Total Fleet
Suezmax revenue days	951	895	914
Suezmax TCE per revenue day	$34,617	$38,767	$20,980
Aframax revenue days	1,819	1,694	1,068
Aframax TCE per revenue day	$25,926	$25,761	$18,410
LR2 revenue days	856	860	511
LR2 TCE per revenue day	$32,777	$28,996	$17,232
MR revenue days	276	251	243
MR TCE per revenue day (i)	$23,782	$22,040	$22,199

(i)	The charter rate on the Medium Range (MR) tanker includes approximately $14,000 per day for the additional costs relating to Australian crew versus international crew.
(ii)	The combined average spot TCE rate for the Suezmax tankers trading in both the Gemini Suezmax pool and non-pool voyage charters was $34,774 per day for the three months ended September 30, 2015.
(iii)

The combined average spot TCE rates for the Aframax tankers trading in both the Aframax Pools and non-pool voyage charters were $29,417 per day, $29,072 per day and $19,466 day for the three months ended September 30, 2015, June 30, 2015 and September 30, 2014, respectively.

- more -

Teekay Tankers’ Fleet

The following table summarizes the Company’s fleet as of November 1, 2015:

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers(i) Aframax Tankers LR2 Product Tankers	5 7 —	— — 1	5 7 1
VLCC Tanker(ii)	1	—	1

Total Fixed-Rate Fleet	13	1	14

Spot-rate:
Suezmax Tankers(i)	17	—	17
Aframax Tankers(iii)	5	10	15
LR2 Product Tankers(iv)	7	2	9
MR Product Tankers(v)	3	—	3

Total Spot Fleet	32	12	44

STS Support Vessels	6	—	6

Total Teekay Tankers Fleet	51	13	64

(i)	Three of these Suezmax tankers were acquired from Principal Maritime and will operate on fixed-rate time charter-out contracts that will expire between December 2015 and February 2016.
(ii)	The Company’s ownership interest in this vessel is 50 percent.
(iii)	Includes ten Aframax tankers with charter-in contracts that are scheduled to expire between November 2015 and March 2018; four of these charter-in vessel contracts include options to extend.
(iv)	Includes two LR2 product tankers with charter-in contracts that are scheduled to expire in January 2016 and July 2016.
(v)	The Company has agreed to sell a 2000-built MR tanker, the Mahanadi Spirit, for net proceeds of $10.9 million, which is expected to be completed by the end of November 2015.

Liquidity and Continuous Offering Program Update

In June 2015, the Company implemented a continuous offering program (COP) under which the Company may issue new common shares at market prices up to a maximum aggregate amount of $80 million. During the third quarter of 2015, the Company sold an aggregate of 6,324,100 common shares under the COP, generating net proceeds of approximately $40.9 million. Since initiation of the program, the Company has sold an aggregate of 11,346,100 common shares under the COP, generating net proceeds of approximately $78.2 million and has now completed the existing $80 million COP.

As of September 30, 2015, the Company had total liquidity of $206.2 million (comprised of $80.6 million in cash and cash equivalents and $125.6 million in undrawn revolving credit facilities).

- more -

Conference Call

The Company plans to host a conference call on Thursday, November 5, 2015 at 1:00 p.m. (ET) to discuss its results for the third quarter of 2015. An accompanying investor presentation will be available on Teekay Tankers’ website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 524-8850 or (416) 204-9702, if outside of North America, and quoting conference ID code 5975034.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, November 19, 2015. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 5975034.

About Teekay Tankers

Teekay Tankers currently owns a fleet of 44 double-hull tankers, including 22 Suezmax tankers 12 Aframax tankers, 7 LR2 product tankers and 3 Medium-Range (MR) product tankers, and has 13 time charter-in tankers. Teekay Tankers’ vessels are employed through a mix of short- or medium-term fixed-rate time charter contracts and spot tanker market trading. The Company also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business and a minority interest of 9.4 percent in Tanker Investments Ltd. (OSE: TIL), which currently owns a fleet of 20 modern tankers. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

Website: www.teekay.com

- more -

Teekay Tankers Ltd.

Summary Consolidated Statements of Income

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30, 2015	June 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net pool revenues	92,022	90,979	31,648	263,510	82,329
Time charter revenues	19,307	10,197	19,986	40,021	62,001
Voyage charter revenues	5,502	7,297	1,836	20,327	6,214
Interest income from investment in term loans	—	—	—	—	9,118
Other revenues (1)	8,538	(879)	—	12,983	—

Total revenues	125,369	107,594	53,470	336,841	159,662

Voyage expenses	(2,588)	(3,545)	(2,872)	(9,967)	(7,923)
Vessel operating expenses	(33,574)	(26,201)	(22,935)	(82,216)	(69,314)
Time-charter hire expense	(22,600)	(16,793)	(6,309)	(54,396)	(8,473)
Depreciation and amortization	(17,399)	(15,227)	(12,451)	(46,298)	(37,378)
General and administrative expenses	(4,138)	(3,039)	(2,890)	(10,477)	(9,245)
Gain on sale of vessels (2)	—	—	—	—	9,955
Restructuring charges (1)	(327)	879	—	(4,772)	—

Income from operations	44,743	43,668	6,013	128,715	37,284

Interest expense	(3,903)	(3,075)	(2,042)	(9,343)	(6,663)
Interest income	28	8	49	67	247
Realized and unrealized (loss) gain on derivative instruments (3)	(1,031)	523	447	(2,095)	(1,523)
Equity income (4)	2,762	3,587	1,612	8,931	4,221
Other (expense) income	(1,386)	(469)	(217)	(1,835)	3,317

Net income	41,213	44,242	5,862	124,440	36,883

Earnings per share attributable to shareholders of Teekay Tankers
– Basic	0.31	0.38	0.07	1.02	0.44
– Diluted	0.30	0.38	0.07	1.02	0.43
Weighted-average number of total common shares outstanding
– Basic	134,630,768	116,150,985	86,429,215	121,933,274	84,584,086
– Diluted	135,174,756	116,725,428	86,828,810	122,504,070	84,942,563

(1)

During the three months ended September 30, 2015, the Company incurred $0.3 million of restructuring costs related to the acquisition of the ship-to-ship transfer business. During the nine months ended September 30, 2015, the Company incurred $4.7 million of restructuring charges, of which $4.4 million relates to redundancy costs in connection with the termination of Australian seafarers of the Hugli Spirit upon the completion of the contract with its customer during the three months ended March 31, 2015. The other revenues includes ship-to-ship transfer business revenue and the associated 100 percent reimbursement of the Hugli Spirit redundancy cost from the customer, of which $(0.9) million of these costs were reversed in the three months ended June 30, 2015.

- more -

(2)

In early-May 2014, the Company sold to Tanker Investments Ltd. (TIL) two wholly-owned subsidiaries, each of which owns one VLCC, for aggregate proceeds of $154.0 million plus related working capital on closing of $1.7 million, resulting in the recognition of a $10 million gain.

(3)

Includes realized losses relating to interest rate swaps that relate to amounts actually paid by the Company of $2.5 million, $2.5 million and $2.5 million for the three months ended September 30, 2015, June 30, 2015 and September 30, 2014, respectively, and $7.4 million and $7.5 million for the nine months ended September 30, 2015 and September 30, 2014, respectively.

(4)

Included in equity income are the Company’s proportionate share of earnings from its investment in TIL, which owned 20 conventional tankers at September 30, 2015, its 50 percent interest in the High-Q joint venture (High-Q), which owns one VLCC tanker, and its 50 percent interest in Teekay Tanker Operations Ltd (TTOL), which owns Teekay’s conventional tanker commercial and technical management operations. The total equity income of $2.8 million and $8.9 million for the three and nine months ended September 30, 2015, respectively, includes losses of $0.2 million and $0.9 million, respectively, which were the Company’s proportionate share of items included in Appendix A to this release, related primarily to realized and unrealized losses from foreign exchange items.

Components of equity income are detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30, 2015	June 30, 2015	September 30, 2014	September 30, 2015	September 30, 2014
High-Q Joint Venture	663	828	844	2,036	1,773
Tanker Investments Ltd.	1,083	1,644	(60)	4,497	(434)
Dilution gain in respect of the Initial Public Offering of Tanker Investments Ltd.	—	—	—	—	2,054
Teekay Tanker Operations Ltd.	1,016	1,115	828	2,398	828

Total equity income	2,762	3,587	1,612	8,931	4,221

- more -

Teekay Tankers Ltd.

Summary Consolidated Balance Sheets

(in thousands of U.S. dollars)

	As at September 30, 2015	As at June 30, 2015	As at December 31, 2014
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	80,579	83,082	162,797
Restricted cash	915	—	—
Pool receivable from affiliates	36,114	36,185	35,254
Accounts receivable	22,653	11,344	4,178
Prepaid assets	30,169	13,656	8,883
Due from affiliates	39,281	47,493	42,502
Vessel held for sale	10,092	—	—
Vessels and equipment – net	1,589,297	1,035,311	828,291
Investment in and advances to equity accounted investments	81,328	79,566	73,397
Derivative asset (1)	5,421	5,526	4,657
Intangible assets – net	31,464	—	—
Other non-current assets	14,399	1,992	5,400

Total assets	1,941,712	1,314,155	1,165,359

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	54,350	23,965	19,464
Current portion of long-term debt	477,013	144,453	41,959
Current portion of derivative liabilities	6,034	7,141	7,263
Current portion of in-process revenue contracts	2,143	—	—
Deferred revenue	—	398	637
Due to affiliates	4,679	11,830	10,395
Long-term debt	545,042	530,219	614,104
Other long-term liabilities	14,176	13,327	15,814
Equity	838,275	582,822	455,723

Total liabilities and equity	1,941,712	1,314,155	1,165,359

(1)	Derivative asset reflects the fair value of a common stock purchase warrant issued by TIL to the Company in connection with the Company’s involvement in the formation of TIL.

- more -

Teekay Tankers Ltd.

Summary Consolidated Statements of Cash Flows

(in thousands of U.S. dollars)

	Nine Months Ended
	September 30, 2015	September 30, 2014
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net operating cash flow	140,535	8,632

FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	575,328	72,897
Repayments of long-term debt	(21,276)	(15,275)
Prepayment of long-term debt	(191,592)	(162,000)
Equity contribution from Teekay Corporation	—	1,267
Cash dividends paid	(10,519)	(7,528)
Proceeds from equity offerings, net of offering costs	227,995	—

Net financing cash flow	579,936	(110,639)

INVESTING ACTIVITIES
Proceeds from sale of vessels	—	154,000
Expenditures for vessels and equipment	(230,468)	(1,449)
Expenditures for Principal Maritime vessel acquisitions	(526,021)	—
Investment in Teekay Tankers Operations Ltd.	(239)	(7,153)
Investment in Tanker Investments Ltd.	—	(25,000)
Loan repayments from equity accounted investment	1,000	1,150
Term loan advance recoveries	—	1,179
Acquisition of SPT	(46,961)	—

Net investing cash flow	(802,689)	122,727

(Decrease) increase in cash and cash equivalents	(82,218)	20,720
Cash and cash equivalents, beginning of the period	162,797	25,646

Cash and cash equivalents, end of the period	80,579	46,366

- more -

Teekay Tankers Ltd.

Appendix A – Specific Items Affecting Income

(in thousands of U.S. dollars, except per share amounts)

Set forth below is a reconciliation of the Company’s unaudited adjusted net income attributable to the shareholders of Teekay Tankers, a non-GAAP financial measure, to net income as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net income attributable to the shareholders of Teekay Tankers is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	September 30, 2015		September 30, 2014
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net income – GAAP basis	41,213	$0.30	5,862	$0.07

(Subtract) add specific items affecting net income:
Unrealized gain on derivative instruments (2)	(1,445)	(0.01)	(2,972)	(0.03)
Other (3)	529	0.01	(305)	(0.01)

Total adjustments	(916)	$0.00	(3,277)	($0.04)

Adjusted net income (loss) attributable to shareholders of Teekay Tankers	40,297	$0.30	2,585	$0.03

(1)	Fully diluted per share amounts.
(2)

Reflects the unrealized gain due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and the TIL common stock purchase warrant.

(3)

The amount recorded for the three months ended September 30, 2015 primarily relates to unrealized derivative losses in joint venture, foreign exchange losses and restructuring costs related to the acquisition of the ship-to-ship transfer business.

- more -

Teekay Tankers Ltd.

Appendix B – Reconciliation of Non-GAAP Financial Measure

Free Cash Flow

(in thousands of U.S. dollars, except share and per share data)

Free cash flow (FCF) represents net income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items, FCF from the equity accounted investments and any write-offs or other non-recurring items, less unrealized gains from derivatives, equity income from the equity accounted investments and other non-cash items.

Three Months Ended September 30, 2015
(unaudited)
Net income for the period	41,213

Add:
Depreciation and amortization	17,399
Proportionate share of free cash flow from equity accounted investments	4,210
Other	739

Less:
Unrealized gain on derivative instruments	(1,445)
Equity income	(2,762)

Free cash flow	59,354

Weighted-average number of common shares outstanding for the quarter	134,630,768

Free cash flow per share (rounded)	0.44

- more -

Teekay Tankers LTD.

Appendix C – Reconciliation of Non-GAAP Financial Measure

Net Revenues

(in thousands of U.S. dollars)

Net revenues represents revenues less voyage expenses where voyage expenses are comprised of all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies; however, it is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended
	September 30, 2015	September 30, 2014
	(unaudited)	(unaudited)
Revenues	125,369	53,470
Voyage expenses	(2,588)	(2,872)

Net revenues	122,781	50,598

- more -

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, estimated growth in the world tanker fleet, estimated growth in global oil demand and crude oil tanker demand, changes in long-haul crude tanker movements from the Atlantic to Pacific basins, tanker fleet utilization, spot tanker rates, and the potential for localized floating storage and weather and port delays; the effect of lower global oil prices, including the potential impact on oil stockpiling, refinery throughput and bunker fuel prices; and the timing and certainty of the financial and commercial benefits of the Company’s recent acquisitions, including the impact on its future free cash flow generation. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the ability of the Company to operate the acquired businesses profitably; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2014. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

- end -